UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Fidelity Floating Rate Opportunities Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

245 Summer Street
Boston, Massachusetts 02210

Telephone Number:	617-563-7000

Name and Address of Agent for Service of Process:

Margaret Carey
245 Summer Street
Boston, Massachusetts 02210

With Copies to:

Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, NY 10036

Check appropriate box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Boston and the Commonwealth of Massachusetts, on the 5th day of January, 2024.

Fidelity Floating Rate Opportunities Fund

By:	/s/ Margaret Carey
Margaret Carey
Trustee

Attest:

/s/ Elvia McCormack

Name: Elvia McCormack

Witness